                         SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC 20549

                              -----------------------
                                    SCHEDULE 13G
                                   (Rule 13d-102)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
               TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO
                              FILED PURSUANT TO 13d-2

                        (Amendment No. ________________)(1)

                           SECURITY CAPITAL GROUP INCORPORATED
      -----------------------------------------------------------------------
                                  (Name of Issuer)

                          CLASS B COMMON STOCK PAR VALUE $0.01
      -----------------------------------------------------------------------
                           (Title of Class of Securities)

                                      81413P204
      -----------------------------------------------------------------------
                                   (CUSIP Number)


                                   Not Applicable
      -----------------------------------------------------------------------
              (Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                                 / / Rule 13d-1(b)
                                 /x/ Rule 13d-1(c)
                                 / / Rule 13d-1(d)


----------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G                       Forms
-------------                      ------


CUSIP No.  81413P204                   13G                     Page 2 of 8 Pages

1.        NAME OF REPORTING PERSON
          IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          SCPG HOLDINGS PTE. LTD.
          NONE

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) / /

                                                                 (b) /x/

3.        SEC USE ONLY

4.        CITIZENSHIP OR PLACE OF ORGANIZATION
               SINGAPORE

Number of Shares                   5.   SOLE VOTING POWER        NIL
Beneficially Owned
By Each Reporting
Person With
                                   6.   SHARED VOTING POWER      3,819,709

                                   7.   SOLE DISPOSTIVE POWER    NIL

                                   8.   SHARED DISPOSITIVE       3,819,709
                                        POWER


9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,819,709

10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                        / /

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               10.1%

12.       TYPE OF REPORTING PERSON*
               00

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13G                            Forms
------------                            ------

CUSIP No.  81413P204                   13G                    Page 3 of 8 Pages

1.        NAME OF REPORTING PERSON
          IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          GOVERNMENT OF SINGAPORE INVESTMENT CORPORATION (REALTY) PTE LTD

          NONE

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) / /

                                                                 (b) /x/

3.        SEC USE ONLY

4.        CITIZENSHIP OR PLACE OF ORGANIZATION
               SINGAPORE

Number of Shares                   5.   SOLE VOTING POWER        NIL
Beneficially Owned
By Each Reporting
Person With
                                   6.   SHARED VOTING POWER      3,819,709

                                   7.   SOLE DISPOSTIVE POWER    NIL

                                   8.   SHARED DISPOSITIVE       3,819,709
                                        POWER


9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,819,709

10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                        / /

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               10.1%

12.       TYPE OF REPORTING PERSON*
               00

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13G                            Forms
------------                            -----

CUSIP No.  81413P204                   13G                    Page 4 of 8 Pages

1. NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          GOVERNMENT OF SINGAPORE INVESTMENT CORPORATION PTE LTD
          NONE

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) / /

                                                                 (b) /x/

3.        SEC USE ONLY

4.        CITIZENSHIP OR PLACE OF ORGANIZATION
               SINGAPORE

Number of Shares                   5.   SOLE VOTING POWER        NIL
Beneficially Owned
By Each Reporting
Person With
                                   6.   SHARED VOTING POWER      3,819,709

                                   7.   SOLE DISPOSTIVE POWER    NIL

                                   8.   SHARED DISPOSITIVE       3,819,709
                                        POWER


9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,819,709

10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                        / /

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               10.1%

12.       TYPE OF REPORTING PERSON*
               00

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).     NAME OF ISSUER

               Security Capital Group Incorporated

ITEM 1(b).     ADDRESS OF ISSUERS' PRINCIPAL EXECUTIVE OFFICES

               125 Lincoln Avenue
               Santa Fe, New Mexico 87501

ITEM 2(a).     NAME OF PERSONS FILING

               I.        SCPG Holdings Pte. Ltd.

               II. Government of Singapore Investment Corporation (Realty) Pte. Ltd.

               III.      Government of Singapore Investment Corporation Pte.

                        Ltd.

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE
               I, II and III  c/o Government of Singapore Investment Corporation
                                  (Realty) Pte Ltd
                                  250 North Bridge Road
                                  #38-00 Raffles City Tower
                                  Singapore  179101

ITEM 2(c).     CITIZENSHIP
               I, II and III       Singapore

ITEM 2(d).     TITLE OF CLASS OF SECURITIES
               Class B Common Stock, par value $0.01.

ITEM 2(e).     CUSIP NUMBER
               81413P204

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b) OR 13D-2(b) OR 2(c), CHECK WHETHER THE PERSON FILING IS A
          N.A.

IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(c), CHECK THIS BOX. /x/

          There is no change in the beneficial ownership of the Issuer's securities being reported by the Reporting Persons. This statement is filed exclusively to report the change of status to "passive investor" pursuant to Rule 13d-1(c).

ITEM 4.  OWNERSHIP

          The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in
Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table:



                                                             POWER TO VOTE             POWER TO DISPOSE
                                                             -------------             ----------------
                                      NO OF SECURITIES
                                      ----------------
        PERSON                       BENEFICIALLY OWNED    SOLE      SHARED            SOLE     SHARED
        ------                       ------------------    ----      ------            ----     ------
SCPG Holdings Pte. Ltd.                  3,819,709           0      3,819,709            0     3,819,709

Government of Singapore Investment

Corporation (Realty) Pte Ltd             3,819,709           0      3,819,709            0     3,819,709

Government of Singapore Investment

Corporation Pte Ltd                      3,819,709           0      3,819,709            0     3,819,709

Total(1) (all Reporting Persons)         3,819,709           0      3,819,709            0     3,819,709

---------------
1.   The reporting persons disclaim membership in a group.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
          N.A.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
          N.A.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
          N.A.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
          N.A.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP
          N.A.

ITEM 10.  CERTIFICATION

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities, and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

MATERIAL TO BE FILED AS EXHIBITS

1. Power of Attorney of Government of Singapore Investment Corporation (Realty) Pte. Ltd. to SCPG Holdings Pte. Ltd. dated April 23, 1998;

2. Power of Attorney of Government of Singapore Investment Corporation Pte. Ltd. to SCPG Holdings Pte. Ltd. dated April 23, 1998.

Signature
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
6/5/98
-----------------
Date                               SCPG Holdings Pte. Ltd.


                                   By: /s/ GUY TCHEAU
                                      ------------------------------
                                        Director


                                   Government of Singapore Investment
                                   Corporation (Realty) Pte. Ltd.
                                   By: SCPG Holdings Pte. Ltd., its
                                   attorney-in-fact

                                        By:   /s/  GUY TCHEAU
                                           ------------------------------
                                             Director


                                   Government of Singapore Investment
                                   Corporation Pte. Ltd.
                                   By: SCPG Holdings Pte. Ltd., its
                                   attorney-in-fact

                                        By:   /s/  GUY TCHEAU
                                           ------------------------------
                                             Director

                                   EXHIBIT INDEX

EXHIBIT NO.                      NAME OF EXHIBIT                          PAGE NO.
-----------                      ---------------                          --------
     1         Power of Attorney by Government of Singapore Investment
               Corporation (Realty) Pte. Ltd. dated April 23, 1998.

     2         Power of Attorney by Government of Singapore Investment
               Corporation Pte. Ltd. dated April 23, 1998.


                         GOVERNMENT OF SINGAPORE INVESTMENT
                            CORPORATION (REALTY) PTE LTD
          250 NORTH BRIDGE ROAD #38-00 RAFFLES CITY TOWER SINGAPORE 179101
                TEL: 336-3366  FAX: 330-8722 TELEX: RS 20484 GOVEST


                                 POWER OF ATTORNEY



                    KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints SCPG Holdings Pte. Ltd with full power of substitution, the undersigned's true and lawful attorney-in-fact and agent for the undersigned in the undersigned's name, place and stead, in any and all capacities, to execute, on behalf of the undersigned, any and all statements or reports under Sections 13 and 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the acquisition, ownership or disposition of any equity securities of securities of Security Capital Group Incorporated, including, without limitation, all statements on Schedule 13D or Schedule 13G and all amendments thereto, all joint filing agreements pursuant to Rule 13d-1(k) under the Exchange Act in connection with such statements, and any and all other documents that may be required, from time to time, to be filed with the Securities and Exchange Commission, to execute any and all amendments or supplements to any such statements or forms, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorney-in-fact full power and authority to do so and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming that said attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the responsibilities of the undersigned to comply with the Section 13 of the Exchange Act or any other legal requirement. This Power of Attorney shall remain in effect until revoked in writing by the undersigned.


Government of Singapore Investment
Corporation (Realty) Pte. Ltd.

   /s/ Vivien Chen Vui Wen                         /s/ Seek Ngee Huat
-----------------------------                  -------------------------
Vivien Chen Vui Wen                            Seek Ngee Huat

Dated:  23 April 1998

                   GOVERNMENT OF SINGAPORE INVESTMENT CORPORATION


                                 POWER OF ATTORNEY


                    KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints SCPG Holdings Pte. Ltd. with full power of substitution, the undersigned's true and lawful attorney-in-fact and agent for the undersigned in the undersigned's name, place and stead, in any and all capacities, to execute, on behalf of the undersigned, any and all statements or reports under Sections 13 and 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the acquisition, ownership or disposition of any equity securities of Security Capital Group Incorporated, including, without limitation, all statements on Schedule 13D or Schedule 13G and all amendments thereto, all joint filing agreements pursuant to Rule 13d-1(k) under the Exchange Act in connection with such statements, and any and all other documents that may be required, from time to time, to be filed with the Securities and Exchange Commission, to execute any and all amendments or supplements to any such statements or forms, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorney-in-fact full power and authority to do so and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming that said attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the responsibilities of the undersigned to comply with the Section 13 of the Exchange Act or any other legal requirement. This Power of Attorney shall remain in effect until revoked in writing by the undersigned.


Government of Singapore Investment
Corporation Pte. Ltd.

   /s/ Vivien Chen Vui Wen                          /s/ Seek Ngee Huat
-----------------------------                  -------------------------
Vivien Chen Vui Wen                            Seek Ngee Huat

Dated:  23 April 1998


               Government of Singapore Investment Corporation Pte Ltd
    250 North Bridge Road #38-00 Raffles City Tower Singapore 179101 -Tel: (65)
              330-3366 - Fax: (65)  330-8722 - Telex: RS 20484 GOVEST